MOUNTAIN VALLEY BANCSHARES, INC.
136 North Main Street
Cleveland, GA 30528
March 17, 2009
Via EDGAR
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Mountain Valley Bancshares, Inc. Registration Statement on Form S-8 (File No. 333-151175)
Dear Sir/Madame:
     Pursuant to Rule 477(a) and (c) under the Securities Act of 1933, as amended (the “Act”), Mountain Valley Bancshares, Inc., a Georgia corporation (the “Company”), hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s registration statement on Form S-8 (File No. 333-151175) filed on May 23, 2008 (the “Registration Statement”). No securities were sold in connection with the offering contemplated by the Registration Statement. The proposed withdrawal is being made to position the Company to discontinue its reporting obligations under the Securities Exchange Act of 1934.
     The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. If you have any questions or comments about the foregoing, please call the undersigned at (706) 348-6822 or Michael P. Marshall, Jr., Esq. of Miller & Martin LLP, the Company’s counsel, at (404) 962-6442.
Very truly yours,
/s/ Rachel Marshall
Chief Financial Officer
cc:     Michael P. Marshall, Esq.